Exhibit 97.1
Penguin Solutions, Inc.
Clawback Policy
The Board of Directors (the “Board”) of Penguin Solutions, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event of misconduct or an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).
1.0 Administration
This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
2.0    Covered Executives
This Policy applies to each individual who, at the relevant time, is, or was within the past four years, an executive officer of the Company, as determined by the Board from time to time (“Covered Executives”).
3.0    Recoupment and recoupment period
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board shall have the right, in the discretion of the Board, to require reimbursement or forfeiture of all or any portion of the Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the end of the fiscal year for which the Company is required to prepare an accounting restatement.

In the event that the Board determines in the Board’s discretion, that a Covered Executive has been involved in misconduct which, in the determination of the Board, has caused or could cause direct financial harm to shareholders, reputational risk to the Company or a criminal investigation, even if such actions did not ultimately result in a material restatement of past results, the Board shall have the right, in the discretion of the Board, to require reimbursement or forfeiture of all or any portion of the Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the end of the fiscal year in which the Company discovered such misconduct.
4.0    Incentive Compensation
For purposes of this Policy, Incentive Compensation means any of the following:
•Annual, semi-annual, quarterly or other bonuses and other short- and long-term cash incentives
•Stock options and stock appreciation rights
•Restricted share awards and restricted share units
•Performance shares or units
•Commissions
provided that, such compensation is granted, earned or vested (a) while the Company has a class of securities listed on a national securities exchange such as the NYSE or Nasdaq; (b) by an individual who is responsible for the misconduct or, in the case of a restatement, who was a Covered Executive during the restatement period; and (c) based wholly or in part on the attainment of a financial reporting measure, including:
•Company stock price or total shareholder return
•Revenues, net income or operating income
•Earnings before interest, taxes, depreciation, and amortization (EBITDA)
•Funds from operations
•Liquidity measures such as working capital or operating cash flow
•Return measures such as return on invested capital or return on equity or assets
•Earnings measures such as earnings per share

5.0    Excess Incentive Compensation: Amount subject to recovery
The amount available to be recovered will, at the discretion of the Board, be all or any portion of the Incentive Compensation paid to the Covered Executive during the Recoupment Period, or, in the event of a restatement, all or a portion of the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board. If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the misconduct or, accounting restatement.
6.0    Method of recoupment
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
•Requiring reimbursement of cash Incentive Compensation previously paid, to the extent permitted under applicable law;
•Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•Offsetting the recouped amount from any compensation otherwise owed by the Company or any of its subsidiaries, to the Covered Executive;
•Cancelling outstanding vested or unvested equity awards; and/or
•Taking any other remedial and recovery action permitted under applicable law, as determined by the Board.
7.0    No indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.
8.0    Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of any applicable listing standards of the national securities exchange on which the Company’s securities are listed.
9.0    Effective date
This Policy shall be effective as of December 6, 2022 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.
10.0     Amendment; termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with any applicable listing standards of the national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.
11.0     Other recoupment rights
The Board intends that this Policy will be applied to the fullest extent permitted by law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
12.0     Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with any applicable listing standards of the national securities exchange on which the Company’s securities are listed.

13.0     Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.